Exhibit 99.1

Investor Presentation August 2024

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

Business Overview

Vinci Partners is a leading, full-service alternative asset manager

Vinci operates on a highly visible and integrated recurring-revenue business model, founded with diversification across business segments and a proven ability to raise long-term AUM from different pools of capital

9 Business Strategies

5 Distribution Channels

55% Capital committed for 5+ years[1]

What are we focusing on the near term?



- Final closings for the fundraising cycles of VCP IV and VICC funds
- Ongoing fundraisings and additional commitments coming from new and existing strategies across Private Markets such as SPS IV, Vinci Credit Infra, VIR V and Real Estate opportunities.
- Expanding our strategies by exploring opportunities across multiple countries in Latin America, with a newfound emphasis on small to mid-sized managers

Last Twelve Months Highlights

- **Vinci and Compass announced a business combination** that will lead to a combined AUM[2] of +US$ 50 bn.
- **Vinci announced the acquisition of MAV Capital,** an alternative asset manager focused on agribusiness with approximately R$ 550 mm in assets under management.
- **Vinci and Ares announced a Strategic Partnership** and $100 million investment to accelerate the growth of Vinci's platform in LatAm.
- **R$5.1 bn in capital subscriptions** over the last twelve months mostly across Private Markets funds, with a notable emphasis on VCP IV, VICC and VISC fundraisings.

Notes: [1]As of June 2024; [2]Considers assets under management and advisory as of December 2023.

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We offer a complete portfolio of investment products and solutions

The platform provides an extensive range of products and solutions tailored to meet the unique preferences of both retail and institutional clients, yielding sustainable profitability across diverse verticals.

Private Equity
Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders

Infrastructure
Exposure to real assets through equity and debt instruments

Real Estate
Real estate investment funds that focus on returns from investments in various segments

Private Credit
Tailor-made credit solutions developed to meet needs of both mature and growing businesses

Vinci SPS
Exposure to special situations assets with a favorable risk-return strategy



Private Markets
VINCI
partners
R$ 69 bn
2Q'24 AUM[1]

Public Equities
Long-term positions based on fundamental analysis of Brazilian publicly-traded companies

Investment Products & Solutions
Financial products offering on open platform, providing portfolio and risk management services

Corporate Advisory
High value-added financial and strategic advisory services, focusing primarily on middle market and M&A transactions

Retirement Services
Capital Allocation services to investors' retirement plans by developing sophisticated solutions

Research	Risk	Legal & Compliance	Investor Relations	Operations	ESG

Notes: [1]AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

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Our AUM is highly diversified across different segments

Our AUM base favors alpha-driven strategies, while our revenue profile is management fee-centric

55% of AUM is in long term products[1]


AUM
2Q'24
Public Equities
14%
Private Markets
50%
IP&S
36%

61% of net revenues come from private market strategies[2]


Net
Revenues
2Q'24 LTM
Adv.
8%
Public Equities
14%
Private Markets
61%
IP&S
17%

Notes: [1]Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments; [2]Private markets strategies include Private Equity, Real Estate, Private Credit, Vinci SPS and Infrastructure.

6

Our AUM funding base primarily relies on our proprietary distribution channels



AUM
2Q'24
38%
21%
20%
11%
10%

Private Markets



27%
25%
20%
15%
12%

- Private Markets' AUM base favors long-term to perpetual capital commitments

IP&S



54%
35%
11%

- 54% of IP&S' AUM comes from local institutional investors

Public Equities



51%
40%
5%
3%

- 95% of Liquid Strategies' AUM is distributed across proprietary relationships with institutional and HNWI clients

Local Institutional[1] | Institutional Offshore[2] | HNWI[3] | Allocators & Distributors[4] | Public market vehicles[5]

Notes: [1]Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations and the government; [2]Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others; [3]HNWI is comprised of clients which we consider to have potential to invest at least R$30 million; [4]Allocators & Distributors include banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and distribution platforms; [5]Public market vehicles of our listed funds.

7

What is yet to come?

9 Notes: 1 Considers assets under management and advisory as of December 2023. Integrated Approach to Latin America Alternative Asset Management The combination between Vinci and Compass creates a leading asset manager in LatAm, with more than U$50bn 1 in AUM Deep Network of Relationships with LatAm LPs Gateway to Alternative Asset Management in Latin America Unique Product Offering Outst a ndin g Reputation Establishing a Leading Pan - Regional Platform Cultural Alignment Between Firms Combining with Compass is a natural next step towards Vinci's strategy to expand into a pan - regional platform Compass has +25 years of track record of consistent strong performance and alpha generation Entrepreneurial team with well - established relationships, and strong culture alignment Senior executive partners with +25 years of experience Deep network of relationships with Latin American LPs Creation of the leading Alternative AM in LatAm with extensive and distribution network to institutional LPs Shaping LatAm Asset Management Industry Combination with Compass will create a full - service Latin American alternative asset manager

10 Consolidating Vinci's Position As The Gateway to Alternative Investments In Latin America Notes: 1 As of December 2023. Vinci Partners’ offices Compass’ offices Local to Local Local to Global Global to Local Global to Regional 7 Countries in LatAm plus USA +600 Employees 1 +25 Years Providing Investment Solutions in LatAm +2,500 LPs Combination with Compass to open a vast pipeline of opportunities for add - on M&A deals in LatAm Expansion of Vinci’s geographic footprint into a true Pan - regional platform Strong diversification effect through complementary products and solutions with a broader geographic coverage Providing global solutions to Latin American investors through cross - selling across different distribution channels

Creating a Leading LatAm Player

Transaction to drive strong diversification of Vinci's platform in product, fee revenues and funding


Vinci Partners & Compass
Per Segment
Dec/2023
5%
13%
45%
37%
US$152mm
Fee Related Revenues[1]
Private Markets
IP&S
Public Equities
Corporate Advisory


Vinci Partners & Compass
Per Distribution Channel
Dec/2023
3%
18%
16%
63%
US$51bn
AUM[2,3]
Institutional
HNWI
Allocators & Distributors
Public Market Vehicles

Combine the expertise of both firms to unleash new opportunities for growth and expansion

Opportunity to leverage cross-selling across different distribution channels, offering a diversified suite of products

Notes: [1] Figures converted from BRL to USD using average FX rate of Q1'23, Q2'23, Q3'23 and Q4'23 of 4.94. [2] Considers assets under management and advisory as of December 2023. [3] Figures converted from BRL to USD using FX rate of 4.86 as of December 31, 2023.

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Vinci Partners to expand agribusiness footprint with the acquisition of MAV Capital

MAV Capital

- MAV Capital is an alternative asset manager focused on agribusiness with approximately R$550 million in assets under management in sector-specific private credit funds
- MAV is led by a best-in-class and highly seasoned management team with more than 20 years of experience

~550 mm AUM

5 Investment Products

+35 In-house Structure Operations

5-10 years AUM Lock-up

Transaction Rationale

1. The transaction aims to consolidate Vinci's position across the agribusiness segment in Brazil, a substantially underserved segment by the investment industry
2. Brazil exhibits numerous competitive advantages and is currently recognized as a key global player, while locally agribusiness and related activities are a meaningful contributor to the country's GDP
3. The acquisition is aligned with Vinci's long-term growth plan, enabling Vinci to further expand its product offering by enhancing its credit segment and creating a dedicated vertical to provide solutions to the agribusiness sector

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13 Unlocking Growth: We are focused on delivering growth through strategic partnerships and acquisitions 2022 Acquisition of SPS Capital A new chapter in our product offering capabilities with the expansion into Opportunistic Capital Solutions, a sizable addressable market in Brazil. + US$ 37 bn AUM¹ + R$550 mm AUM + R$2 bn AUM + US$100 mm Investment 2024 Combination with Compass Consolidating Vinci’s position as the gateway to alternative investments in Latin America. A natural step to expand Vinci’s geographic footprint into a Pan - regional platform. 2024 - 2025 What will drive future growth? Vinci continues to explore inorganic growth opportunities, both in Brazil and in Latam, in order to complete its product offering and geographic positioning. 2024 Acquisition of MAV Capital The transaction reinforces Vinci's position across the Agribusiness sector, an underserved segment by the Investment Industry in Brazil. 2021 Vinci Partners’ IPO 2023 Strategic Partnership with Ares Forming a strategic partnership to accelerate growth of Vinci’s platform in Latin America. Notes: 1 Considers assets under management and advisory as of December 2023.

Private Markets fundraising cycle: our near-term focus

We will continue to have contributions from our ongoing fundraisings…

…with additional commitments coming from new and existing strategies



2H'24
VCP IV
SPS IV
Credit Infra
VICC
Real Estate
Listed Products

As a pioneer and leading player in the Brazilian private equity space, we are in the final closings for the fundraising cycle of VCP Vintage IV. The fund has already reached the same size as VCP III in Brazilian reais.

SPS Vintage IV is expected to be launched in the 2H'24, supported by re-ups from previous vintages and local HNWI. We expect additional commitments in the following closings coming from international investors and distributors, two new capital pools for SPS which were not present in vintages I through III.

Vinci Credit Infra secured additional commitments in the 1H'24, surpassing R$1.5 billion in AUM. The fund holds significant promise for additional fundraising from both local and offshore investors. Our target is an AUM of R$2 billion by the end of 2024.

VICC reached 75% of its fundraising target and are experiencing strong traction with international investors, providing visibility for the next commitments. We anticipate the fund reaching the R$2 billion fundraising target in the 2H'24 with final commitments.

Our team has extensive experience in real estate opportunities and is currently establishing the second development fund, VFDL II, as well as a new residential construction fund. Both are expected to start raising capital in the 2H'24.

Our portfolio comprises seven listed REITs, offering ample opportunities to deploy capital. As the funds are fully allocated and the real estate market is filled with opportunities, we intend to return to the market to capitalize on and seize the favorable conditions that will be created by the easing cycle of interest rates.

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15 Key takeaways Our business model is structured to drive strong growth during favorable market conditions and to remain resilient during tougher scenarios Expansion of Vinci’s geographic footprint intro a true Pan - regional platform through strategic partnerships and acquisitions The alternative market is expanding on a global scale, and emerging markets are in a good position to capture an increasing share in the coming years, with a potential focus on attracting institutional investors We are well - positioned to take advantage of growth opportunities in the market, leveraging the full power of our platform to unleash new opportunities for expansion The potential for outsized shareholder returns is significant, driven by the growing FRE and the promising upside potential from PRE and GP investments

Financial Highlights

Vinci Partners Second Quarter 2024 Financial Highlights

R$ 62 mm + 22% YoY FRE 2Q'24	R$ 69 bn + 7% YoY AUM 2Q'24	R$ 108 mm Adj. DE 2Q'24 YTD R$ 58 mm Adj. DE 2Q'24	US$ 0.17 Quarterly Dividend
R$ 1.16 FRE/share[1] 2Q'24 + 24% YoY	R$ 5.1 bn Capital Subscriptions 2Q'24 LTM	R$ 1.10 Adj. DE/share[2] 2Q'24	7.0% Dividend Yield 2Q'24 LTM

Notes: [1]FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last Twelve Months values are calculated as the sum of the last four quarters.; [2]Adj. DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last Twelve Months values are calculated as the sum of the last four quarters.

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Fee Related Revenues and Total Expenses

- Fee related revenues totaled R$125.6 million in the 2Q'24, up 18% year-over-year. This increase was pushed by organic growth across Private Market strategies over the quarter and retroactive fees for VCP IV, following new closings with institutional investors both locally and internationally.
- Fee related revenues totaled R$232.4 million in the 2Q'24 YTD, up 12% when compared to the 2Q'23 YTD, driven by strong fundraising across Private Markets' products.
- Management fees accounted for R$114.1 million in the quarter, an increase of 23% year-over-year. Over the 2Q'24 YTD, management fees totaled R$210.6 million, an increase of 12% when compared to the 2Q'23 YTD.
- Total operating expenses of R$120.4 million during the 2Q'24 YTD, an increase of 6% when compared to the 2Q'23 YTD. Disregarding Vinci Retirement Services, total operating expenses summed R$113.7 million, up 3% when compared to the 2Q'23 YTD, following our cost efficiency orientation to contain expenses growth.

Fee Related Revenues are primarily derived from management fees (R$ mm)


% Mgmt. fees
87%
91%
+18%
107
126
14
93
11
114
2Q'23
2Q'24
91%
91%
+12%
207
232
19
189
22
211
2Q'23 YTD
2Q'24 YTD

Total Expenses 2Q'24 YTD vs. 2Q'23 YTD (R$mm)


+6%
113
120
8
15
45
45
13
15
47
46
2Q'23 YTD
2Q'24 YTD
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A

VINCI partners
18

19 88% 5% 7% Private Equity Infrastructure Vinci SPS Notes : Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 10 . 7 million as of the end of the second quarter of 2024 booked as unrealized performance fees in the company ȼ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 303 . 9 million and for the Infrastructure fund VIAS, of R $ 4 . 8 million, as of the end of the second quarter of 2024 have not been booked as unrealized performance fees in the company ȼ s balance sheet ; ¹Accrued performance fees for the VCP offshore are as of 1 Q’ 24 . This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator . Accrued Performance Fees R$348 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) ▪ Accrued performance fees receivable of R$348.5 million in the 2Q’24, up 18% quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$303.9 million in accrued performance fees, or 87% of total accrued performance fees. ▪ Vinci Partners had, as of 2Q’24, R$9 billion in performance eligible AUM coming from Private Markets’ funds still within investment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the second quarter of 2024, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

20 Our GP Commitments are a long - term strong value creator ▪ As of 2Q’24, Vinci Partners had R$1,149.2 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate. ▪ Realized investment gains are recognized quarterly as GP Investment Income in our Segment Earnings and we believe will be a relevant contributor to our Distributable Earnings as the funds enter their divestment periods. ▪ Vinci Partners had R$12.4 million in Realized GP Investment Income in the quarter, or R$0.23 per share, coming mostly from dividend distributions across our GP Commitments in REITs and capital return from FIP Infra Transmissão. Fair Value of Investment (R$ mm) GP Commitments Overview Per sh a re R $10 . 56 R$9.30 Total Capital Committed R$1,149.2 million Total Capital Called R$582.9 million R$114.5 million Fair Value of Investments R$562.1 million ~R$8 million, or R$0.16 per share, after - tax Distributable Earnings Impact if Realized at Fair Value. Accum. Capital Returned Principal and Capital Gain

GP and Financial Income

- Realized GP Investment[1] income reached R$12.4 million in the quarter, reflecting a 196% year-over-year increase. This growth was mostly driven by capital returned from the FIP Infra Transmissão fund and dividend distributions of the company's proprietary stake in listed REITs.
- Realized Financial income[2] of R$11.4 million in the 2Q'24, a 62% decrease compared to the previous year. This decline is attributed to an exceptionally strong result in financial income during 2Q'23, which was driven by better market environment, higher nominal interest rates level and a higher cash balance.
- Realized GP Investment[1] and Financial income[2] accounted for R$40.6 million over the 2Q'24 YTD, down 33% when compared to the 2Q'23 YTD.

Realized GP Investment[1] and Financial income[2] 2Q'24 vs. 2Q'23 (R$mm)



(31)%
34
4
30
24
12
11
2Q'23
2Q'24
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 2Q'24 YTD vs. 2Q'23YTD (R$mm)



(33)%
60
10
50
41
17
24
2Q'23 YTD
2Q'24 YTD
Realized Financial Income
Realized GP Investment Income

Notes: [1]GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups; [2]Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, IP&S, Real Estate and Private Credit.

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Fee Related Earnings (FRE) and Distributable Earnings (DE)

- Fee Related Earnings (FRE) of R$61.9 million (R$1.16/share) in the quarter, up 22% year-over-year on an absolute basis and 24% year-over-year on an FRE per share[1] basis. This growth was primarily driven by a higher contribution from management fees in the quarter, following strong fundraising across Private Markets. FRE of R$115.6 million (R$2.17/share) in the 2Q'24 YTD, up 16% when compared to the 2Q'23 YTD, driven by stronger management and advisory fees. FRE Margin was 50% for the 2Q'24 YTD, an increase of 1.5 percentage point when compared to the 2Q'23 YTD. Disregarding the VRS segment, FRE Margin was 52% for the 2Q'24 YTD.
- Adjusted Distributable Earnings (DE)[1] of R$58.4 million (R$1.10/share) in the quarter, down 17% year-over-year on an absolute basis and 16% year-over-year on an Adjusted DE per share[1] basis. The decline in YoY Distributable Earnings is attributed to a combination of (i) a decrease in financial income following a stellar 2Q'23 for the liquid portfolio, with more favorable market conditions compared to those experienced this year, and (ii) the impact of FX rate depreciation on Vinci's net debt position in US dollars, which affected the 'Other Items' line. The net exchange variation caused by FX rate depreciation negatively impacted the Adjusted DE by R$6.5 million in the quarter, or R$0.12 per share.

Fee-Related Earnings (FRE) – R$mm



FRE Margin
48%
49%
+ 22%
51
62
2Q'23
2Q'24
48%
50%
+ 16%
100
116
2Q'23 YTD
2Q'24 YTD

Adjusted After-tax Distributable Earnings[1] (DE) – R$mm



DE Margin
46%
37%
(17)%
70
58
2Q'23
2Q'24
47%
42%
(6)%
130
108
2Q'23 YTD
2Q'24 YTD

Notes: Per share values are calculated considering the number of outstanding shares at the end of the current quarter. Year to Date values are calculated as the sum of the last two quarters; [1]Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

22

23 Notes: ¹FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to Date values a re calculated as the sum of the last two quarters; ²Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares convertible preferred shares and other financial expenses; ³Non - ope rational expenses are comprised of expenses related to professional services rendered in connection with acquisitions; 4 DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to Date values are calculated as the sum of the last two quarters Second Quarter 2024 Segment Earnings ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY(%) 2 Q ' 2 4 1 Q ' 2 4 2 Q ' 2 3 (R$ thousands, unless mentioned) 12% 210 , 5 8 9 188 , 6 4 6 23% 114 , 1 3 4 96 , 45 5 92 , 76 9 Net revenue from management fees 18% 21 , 84 0 18 , 51 8 (18)% 11 , 48 1 10 , 35 9 14 , 05 0 Net revenue from advisory fees 12% 232 , 4 2 9 207 , 1 6 4 18% 125 , 6 1 5 106 , 8 1 4 106 , 8 1 9 Total Fee Related Revenues 1% ( 14 , 89 3 ) ( 14 , 74 1 ) (0)% ( 7 , 556 ) ( 7 , 337 ) ( 7 , 577 ) Segment personnel expenses 53% ( 13 , 02 2 ) ( 8 , 494 ) 40% ( 7 , 025 ) ( 5 , 996 ) ( 5 , 036 ) Other G&A expenses 4% ( 46 , 83 7 ) ( 45 , 01 6 ) 15% ( 25 , 75 0 ) ( 21 , 08 7 ) ( 22 , 41 0 ) Corporate center expenses 8% ( 42 , 12 8 ) ( 39 , 11 1 ) 11% ( 23 , 38 0 ) ( 18 , 74 8 ) ( 21 , 04 9 ) Bonus compensation related to management and advisory 9% ( 116 , 8 7 9 ) ( 107 , 3 6 1 ) 14% ( 63 , 71 1 ) ( 53 , 16 8 ) ( 56 , 07 1 ) Total Fee Related Expenses 16% 115 , 5 5 0 99 , 80 3 22% 61 , 90 4 53 , 64 6 50 , 74 8 FEE RELATED EARNINGS (FRE) 49 . 7% 48 . 2% 49 . 3% 50 . 2% 47 . 5 % FRE Margin (%) 18% 2 . 1 7 1 . 8 3 24% 1 . 1 6 1 . 0 1 0 . 9 4 FRE per share¹ (R$/share) (38)% 7 , 88 6 12 , 72 8 (48)% 5 , 61 3 2 , 27 3 10 , 76 5 Net revenue from performance fees (42)% ( 3 , 512 ) ( 6 , 101 ) (53)% ( 2 , 503 ) ( 1 , 009 ) ( 5 , 368 ) Performance based compensation (34)% 4 , 37 4 6 , 62 7 (42)% 3 , 11 0 1 , 26 4 5 , 39 7 PERFORMANCE RELATED EARNINGS (PRE) 55 . 5% 52 . 1% 55 . 4% 55 . 6% 50 . 1 % PRE Margin (%) N /A 3 , 48 3 – N /A 3 , 48 3 – – ( - ) Unrealized performance fees N /A ( 1 , 233 ) – N /A ( 1 , 233 ) – – (+) Unrealized performance compensation 67% 16 , 78 5 10 , 06 0 196% 12 , 37 9 4 , 40 6 4 , 17 9 (+) Realized GP investment income 19% 138 , 9 5 9 116 , 4 9 0 32% 79 , 64 3 59 , 31 6 60 , 32 4 SEGMENT DISTRIBUTABLE EARNINGS 53 . 3% 50 . 7% 54 . 1% 52 . 3% 49 . 5 % Segment DE Margin (%) (1)% 3 , 76 4 3 , 80 6 (8)% 1 , 87 3 1 , 89 1 2 , 02 8 (+) Depreciation and amortization (53)% 23 , 78 3 50 , 27 2 (62)% 11 , 42 1 12 , 36 2 30 , 18 3 (+) Realized financial income (17)% ( 4 , 292 ) ( 5 , 148 ) (18)% ( 2 , 076 ) ( 2 , 216 ) ( 2 , 517 ) ( - ) Leasing expenses 183% ( 26 , 75 3 ) ( 9 , 440 ) 216% ( 17 , 51 7 ) ( 9 , 236 ) ( 5 , 540 ) ( - ) Other items² N /A ( 13 , 00 7 ) – N /A ( 11 , 67 4 ) ( 1 , 333 ) – ( - ) Non - operational expenses³ 7% ( 27 , 35 9 ) ( 25 , 60 5 ) 5% ( 14 , 87 2 ) ( 12 , 48 7 ) ( 14 , 10 9 ) ( - ) Income taxes (excluding related to unrealized fees and income) (27)% 95 , 09 4 130 , 3 7 5 (33)% 46 , 79 7 48 , 29 7 70 , 36 9 DISTRIBUTABLE EARNINGS (DE) 33 . 4% 46 . 5% 29 . 5% 38 . 4% 46 . 3 % DE Margin (%) (25)% 1 . 7 9 2 . 4 0 (32)% 0 . 8 8 0 . 9 1 1 . 3 0 DE per share (R$/share)⁴ N /A 12 , 91 2 – N /A 11 , 60 4 1 , 30 8 – (+) Non - operational expenses³ (including Income Tax effect) (17)% 108 , 0 0 6 130 , 3 7 5 (17)% 58 , 40 1 49 , 60 5 70 , 36 9 ADJUSTED DISTRIBUTABLE EARNINGS 38 . 0% 46 . 5% 36 . 8% 39 . 4% 46 . 3 % Adjusted DE Margin (%) (15)% 2 . 0 3 2 . 4 0 (16)% 1 . 1 0 0 . 9 3 1 . 3 0 Adjusted DE per share (R$/share)

Appendix – I Business Overview

25 Notes: Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting from funds from one segment investing in othe r s egments and excluding double counting from co - managed funds between our segments. Source: Vinci Partners Building up Vinci Partners: a history of growth and diversification AUM¹ Evolution (R$bn) Structuring Scaling Diversification Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial markets 2 6 11 15 17 18 20 19 21 24 35 69 63 57 50 2 0 09 2 0 10 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 2 0 22 2 Q ' 24

Vinci's ecosystem sets us apart from competition

Asset Origination
Leverage from a robust platform with a broad spectrum of strategies to maximize investment opportunities

Joint Venture between Strategies
Maximize knowledge and sector expertise of management teams to develop new products



Sourcing
Corporate Advisory
Private Markets
VINCI partners
Retirement Services
IP&S
Public Equities
Execution

Networking
With +40 partners and a number of senior employees ranging from different fields, Vinci broadens its relationships

Cross selling within segments
Cross selling opportunities as Vinci offers a wide variety of products across different segments that attend to the same client's different capital allocation objectives

Brand Recognition
The proven track record of Vinci's ecosystem enhances fundraising for new products from different strategies

VINCI partners 26

We are pioneers among Brazilian firms in our commitment to ESG…

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

Vinci Impact and Return (VIR IV)
Launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES)
Credit Fund focused on private debt related to green energy funded by BNDES

Vinci Climate Change (VICC)
Focused on renewables generation, water & sewage, and innovative green technologies

2009 – Vinci foundation: We believe in ethics as the best value in a relationship

2012 – Vinci as a PRI signatory

2014 – ESG Policy for Private Equity

2017 – New ESG Model and new Governance and Compliance models

2019 – Vinci PE granted PRI A Score. ESG Policy for Public Equity and Credit. Development of the Impact Framework (VIR IV)

2020 – Vinci engaged with the IDB to apply the WEPs tool. First ESG Annual Report for VCP III

2021 – VIR IV (largest impact fund in Brazil) final closing of R$1 billion. VES was the first Brazilian fund to receive the "European Standard" label

2022 – VICC Activation of BNDES anchor investment. Vinci Credit Infra Activation of anchor investments from local institutional investors such as BNDES

2023 – VIAS renewed its ESG certification from NINT. VICC held its first closing and became Article 9 compliant

2003-2004 – NE Empreendedor: Raised and invested by Vinci's team (at Banco Pactual). Fund I: US$608 million of invested capital by Vinci's team (at Banco Pactual)

2011 – VCP II: US$1.4 billion fund closed

2017 – Vinci assumes NE II and NE III management. NE III R$240mm Dry Powder

2018 – NE III (GIIN metrics). VES Win public auction from BNDES

2019 – VCP III US$1.0bn fund closed[1]. VIR IV BNDES approved anchor commitment

2020 – VIR IV in the process of becoming a OPIM signatory

2021 – VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance. Vinci received the WOB – Women on Board seal

2022 – VIAS won the ESG certification from NINT, Latin America's largest ESG consulting and assessment firm

2023 – VIR IV won the LAVCA ESG Deal of the Year Award with the sale of Pró Infusion

Notes: [1]Fund commitment and related co-investments.

VINCI partners

27

28 And Brazil is a perfect fit for advancing this agenda As of June 28, 2023, unless otherwise stated. Source: ¹Prequin; ²PEI; ³Vinci Partners Internal Research … and stands as a leader for climate and impact - oriented investments in Brazil total capital raised ($bn) 2,500 2,000 1,500 1,000 0 60 40 20 500 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Avg. fund size ($mm) Total capital raised ($bn) Avg fund size ($mm) 80 Global renewables - focused fundraising (US$)¹ ~ 70% of DFIs, Pension funds and foundations are increasing their focus towards climate funds². ~ 70% of Global Institutional Investors have or expect to have exposure to Private Market funds with climate agendas over the next twelve months². A Global opportunity is unfolding… Funds with Climate and Im pa c t - or iented Investments V I AS VES C r e d i t Infra VIR IV V I GT Water and S e w ag e C li m a t e C h a n ge S u stai n able Energy Credit I n f r ast r u c t u r e C r e d it PE Impact f u n d Brownfield Renewable and Transmission Yield Assets R$5.7bn AUM of climate and imp a c t - o r ie nt ed products VICC sits amongst a limited number of funds classified as Article 9 in the world³ 6 Strategies … and Vinci is in a unique position to capitalize on this enduring trend VICC Article 9

Vinci is primed to capitalize on secular trends…

30 Global Share (%) Source: PWC, Asset and Wealth Management Revolution 2023 The alternative market continues to grow on a global scale A global shift towards private markets reflects investors' heightened pursuit of returns and hedging strategies amid market volatility Propelled by declining real rates, which were previously negative, capital has shifted toward alternative investments in recent years With global rates on the rise, the annual growth rate is expected to decelerate, but the longer - term outlook for alternatives remains positive The search for growth and yield is increasing interest for new segments, geographies and asset classes Private Markets investments are expected to account for around half of global asset management revenues over the next five years 13 15 18 24 2 0 18 2 0 20 2 0 22 2027e Alternatives' AUM (US$ tn) +6% CAGR 2022 - 20 2 7e 178 211 253 309 38% 38% 46% 50% 2 0 18 2 0 20 2 0 22 2 0 2 7e Private Markets' Revenue (US$ bn)

31 As of December 2023, unless otherwise stated. Source: Public Plans Data; Center for Retirement Research at Boston College; ¹Thinking Ahead Institute. The alternative industry has experienced substantial inflows from institutional investors in recent years 57% 42% 34% 22% 9% 36% 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Equities Fixed Income and Cash Alternatives 36% of state and local government pension plans' investments in the US were allocated to alternative investments on average in 2023 Asset allocation for US State and Local Pensions The US has the largest pension industry in the world, with over US$36 trillion in total assets¹ . Over the last two decades, pension funds have significantly changed allocations… Alternative in v e stm e nts Traditional Asset Classes The move toward alternatives picked up pace in the aftermath of the 2008 – 09 Global Financial Crisis This trend accelerated as the pandemic impacted financial markets and the Federal Reserve implemented an aggressive monetary tightening, resulting in… Asset Price D r a w d ow ns Market Volatility

32 48% 17% 9% 3% R$2.9 tn AUM 2015 23% Source: ANBIMA See notes and definitions at end of document Brazilian investors are shifting focus toward products with superior returns, but still relatively under allocated The Brazilian Market AUM has almost tripled since 2015 AUM allocation mix gradually shifts away from fixed income Significant potential for growth in alternative investments +14% CAGR 2015 - 2 02 3 Fixed income still represents close to 40% of overall Brazilian allocations 38% 26% 17% 13% 6% R$8.1 tn AUM 2023 Fixed Income Liquid Strategies Pension Funds Private Markets ¹ Others ²

33 87% 13% Fixed Income Other asset classes 79% 21% Brazilian Complementary Pension Industry allocation is still heavily concentrated toward fixed income products As of December 29, 2023. Source: ¹Fenaprevi; ²Abrapp Sizeable opportunity for growth in alternatives coming from institutional investors, especially from pension funds R$2.7 trillion Brazilian Complementary Pension Industry R$1.2 trillion Closed - End Pension Funds² R$1.5 trillion Open - End Pension Funds¹

Appendix – II Segment Summaries

Financials by segment

- Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$121.9 million in the 2Q'24 YTD, with 67% of FRE coming from Private Markets, followed by IP&S with 14%, Public Equities accounting for 12% and Corporate Advisory for 7%.
- Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$145.3 million in the 2Q'24 YTD, with 71% coming from Private Markets' strategies, followed by Public Equities accounting for 12%, IP&S for 11% and Corporate Advisory for 6%.

Fee Related Earnings (FRE) 2Q'24 YTD by Segment



R$122 mm
67%
14%
12%
7%
Private Markets
IP&S
Public Equities
Corporate Advisory

Segment Distributable Earnings 2Q'24 YTD by Segment



R$145 mm
71%
11%
12%
6%

VINCI partners 35

36 We offer a complete and diversified platform for alternative investments Private Equity – R$15.5bn AUM (45%) PRIVATE MARKETS R$35 BILLION AUM Real Estate – R$6.7bn AUM (19%) The real estate strategy invests through two subs - strategies: Listed Perpetual Funds : The real estate strategy currently manages seven listed perpetual funds, with over 430 , 000 retail investors . This listed perpetual funds strategy is focused on the acquisition of core, income - generating real estate assets through investments in seven sub - sectors : shopping malls, industrial and logistics, office properties, financial instruments, urban commercial properties, agribusiness and real estate credit . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co - invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs . The private equity strategy invests through two sub - strategies: Vinci Capital Partners: VCP focuses on control and investments, executing across growth equity transactions, c o - c o nt r o l g re e n f i e l d investments, buyouts and turnarounds . The third vintage of VCP strategy, Vinci Capital Partners III, is full allocated and has already started its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently within fundraising process and already announced its first investment in November 2022 . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

We offer a complete and diversified platform for alternative investments

PRIVATE MARKETS
R$35 BILLION AUM



Credit – R$6.3bn AUM (18%)

The Credit strategy invests across five core sub-strategies:

Infrastructure Credit: The team manages two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável, or VES, and Vinci Credit Infra. The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines.

Real Estate Credit: Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables.

Multi-strategy/Structured Credit: Comprises a group funds, including open-ended funds and managed accounts, investing in senior secured loans and short-term receivables.

Exclusive Mandates: Mandates with customized investment policy and client-driven.

Agribusiness: Focused on bilateral senior secured credit transactions, which are originated and structured in-house



Infrastructure – R$3.9bn AUM (11%)

The Infrastructure strategy invests across two core sub-strategies:

Sector-focused funds: The Infrastructure team manages closed-end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state-owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets. The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield-generating power transmission assets.

Structured Credit: The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors.



Vinci SPS – R$2.2bn AUM (7%)

The Vinci SPS strategy invests across three core sub-strategies:

1) Corporate:
- **Primary Market Funding:** New money provided through structured credit solutions. Downside protection through collateral and other mechanisms. Borrowers credit profile range from distressed to high yield.
- **Secondary Market Funding:** Acquisition of assets from creditors. Illiquid assets, with different credit profiles. Superior returns obtained through discounted prices combined with improved recovery strategies.

2) Legal:
- **Legal Claims:** Acquisition of judicial assets against public and private entities.
- **Litigation Finance:** Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute.

3) Platforms: Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows.

VINCI partners 37

38 Private Equity 45% Real Estate 19% C redit 18% Private Markets' AUM Vinci SPS 7% I nfr a s t r uc t u re 11% Private Markets ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2 Q' 24 1 Q' 24 2 Q' 23 (R$ thousands, unless mentioned) 24% 143 , 756 116 , 274 40% 81 , 238 62 , 519 57 , 842 Net revenue from management fees 401% 2 , 751 549 700% 2 , 197 554 275 Net revenue from advisory fees 25% 146 , 507 116 , 823 44% 83 , 434 63 , 073 58 , 117 Total Fee Related Revenues 6% ( 7 , 632) ( 7 , 228) 6% ( 3 , 925) ( 3 , 707) ( 3 , 719) Segment personnel expenses 57% ( 6 , 240) ( 3 , 978) 33% ( 3 , 384) ( 2 , 856) ( 2 , 540) Other G&A expenses 11% ( 29 , 229) ( 26 , 223) 23% ( 16 , 292) ( 12 , 937) ( 13 , 205) Corporate center expenses 19% ( 21 , 351) ( 17 , 928) 40% ( 12 , 373) ( 8 , 978) ( 8 , 817) Bonus compensation related to management and advisory 16% ( 64 , 452) ( 55 , 357) 27% ( 35 , 974) ( 28 , 478) ( 28 , 281) Total Fee Related Expenses 33% 82 , 056 61 , 466 59% 47 , 461 34 , 595 29 , 836 FEE RELATED EARNINGS (FRE) 56 . 0% 52 . 6% 56 . 9% 54 . 8% 51 . 3% FRE Margin (%) 47% 3 , 728 2 , 535 47% 3 , 720 8 2 , 528 Net revenue from performance fees 185% 7 , 213 2 , 535 185% 7 , 205 8 2 , 528 Realized performance fees N/A ( 3 , 483) – N/A ( 3 , 483) – – Unrealized performance fees 47% ( 1 , 649) ( 1 , 121) 47% ( 1 , 646) (3) ( 1 , 118) Performance based compensation 47% 2 , 079 1 , 414 47% 2 , 074 4 1 , 410 PERFORMANCE RELATED EARNINGS (PRE) 55 . 8% 55 . 8% 55 . 8% 55 . 8% 55 . 8% PRE Margin (%) N / A 3 , 483 – N / A 3 , 483 – – ( - ) Unrealized performance fees N / A ( 1 , 233) – N / A ( 1 , 233) – – (+) Unrealized performance compensation 67% 16 , 785 10 , 060 196% 12 , 379 4 , 406 4 , 179 (+) Realized GP investment income 41% 103 , 170 72 , 940 81% 64 , 164 39 , 005 35 , 425 SEGMENT DISTRIBUTABLE EARNINGS 18% 60 . 5% 56 . 4% 62 . 3% 57 . 8% 54 . 6% Segment DE Margin (%) 34 , 692 29 , 367 18% 34 , 692 33 , 018 29 , 367 ASSETS UNDER MANAGEMENT (AUM R$million) 20% 31 , 321 26 , 076 20% 31 , 321 29 , 763 26 , 076 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 1 . 02% 0 . 85% 1 . 02% 0 . 80% 0 . 85% AVERAGE MANAGEMENT FEE RATE (%) R$35 bn AUM ▪ Fee related earnings (FRE) of R$47.5 million in the quarter, up 59% year - over - year. This growth was fueled by catch - up fees from strong Private Equity fundraising that secured R$486.1 million in new commitments for VCP IV this quarter and rise in management fees across the majority of strategies. ▪ FRE was R$82.1 million in the 2Q’24 YTD, a 33% increase comparing to the 2Q’23 YTD. FRE Margin has been positively impacted by the fundraising environment, demonstrating a consistent increase over the quarters. ▪ Segment Distributable Earnings of R$64.2 million in the quarter, up 81% year - over - year. Segment DE was R$103.2 million in the 2Q’24 YTD, an increase of 41% comparing to the 2Q’23 YTD. ▪ Total AUM of R$34.7 billion in the quarter, a 18% year - over - year increase propelled by robust fundraising over the last twelve months across all Private Markets strategies, with highlights for VCP IV in Private Equity, VICC in Infrastructure, Vinci Credit Infra in Credit and VISC in Real Estate.

39 International – R$1.6bn AUM (7%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office. We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Commingled Funds – R$2.4bn AUM (10%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits. Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . INVESTMENT PRODUCTS & SOLUTIONS R$25 BILLION AUM Separate Exclusive Mandates – R$18.5bn AUM (74%) Pension Plans – R$2.3bn AUM (9%) We are market leaders in providing investment solutions to our clients

40 Investment Products & Solutions ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD PF¹ ∆ YoY (%) 2 Q' 24 1 Q' 24 2Q'23 PF¹ (R$ thousands, unless mentioned) (10)% 38 , 773 43 , 302 (7)% 18 , 959 19 , 814 20 , 485 Net revenue from management fees 3 , 449% 532 15 6 , 456% 524 8 8 Net revenue from advisory fees (9)% 39 , 306 43 , 318 (5)% 19 , 484 19 , 822 20 , 493 Total Fee Related Revenues (18)% ( 3 , 154) ( 3 , 829) (24)% ( 1 , 527) ( 1 , 627) ( 1 , 997) Segment personnel expenses (11)% ( 2 , 090) ( 2 , 345) 3% ( 1 , 082) ( 1 , 008) ( 1 , 053) Other G&A expenses (10)% ( 8 , 759) ( 9 , 761) (0)% ( 4 , 659) ( 4 , 100) ( 4 , 677) Corporate center expenses (11)% ( 8 , 803) ( 9 , 945) 3% ( 4 , 851) ( 3 , 952) ( 4 , 690) Bonus compensation related to management and advisory (12)% ( 22 , 806) ( 25 , 879) (2)% ( 12 , 118) ( 10 , 687) ( 12 , 417) Total Fee Related Expenses (5)% 16 , 500 17 , 438 (9)% 7 , 365 9 , 135 8 , 076 FEE RELATED EARNINGS (FRE) 42 . 0% 40 . 3% 37 . 8% 46 . 1% 39 . 4% FRE Margin (%) (91)% 223 2 , 519 (88)% 214 9 1 , 729 Net revenue from performance fees (91)% 223 2 , 519 (88)% 214 9 1 , 729 Realized performance fees N/A – – N/A – – – Unrealized performance fees (90)% (112) ( 1 , 176) (88)% (107) (4) (860) Performance based compensation (92)% 111 1 , 344 (88)% 107 4 870 PERFORMANCE RELATED EARNINGS (PRE) 49 . 9% 53 . 4% 49 . 9% 50 . 0% 50 . 3% PRE Margin (%) N / A – – N / A – – – ( - ) Unrealized performance fees N / A – – N / A – – – (+) Unrealized performance compensation (12)% 16 , 611 18 , 783 (16)% 7 , 472 9 , 139 8 , 946 SEGMENT DISTRIBUTABLE EARNINGS (6)% 42 . 0% 41 . 0% 37 . 9% 46 . 1% 40 . 3% Segment DE Margin (%) 24 , 815 26 , 398 (6)% 24 , 815 25 , 756 26 , 398 ASSETS UNDER MANAGEMENT (AUM R$million) (6)% 24 , 604 26 , 153 (6)% 24 , 604 25 , 507 26 , 153 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 0 . 33% 0 . 34% 0 . 33% 0 . 34% 0 . 34% AVERAGE MANAGEMENT FEE RATE (%) R$25 bn AUM Separate M a nd a t e s 74% Pension Plans 9% IP&S' AUM Commingled Funds 10% I nt e r n a t i o n a l 7% ▪ Fee related earnings (FRE) of R$7.4 million in the quarter, down 9% year - over - year. FRE was R$16.5 million in the 2Q’24 YTD, a 5% decrease comparing to the 2Q’23 YTD Pro Forma¹, due to outflows especially within our pension funds strategy, which carries higher fees. ▪ Segment Distributable Earnings of R$7.5 million in the quarter, down 16% year - over - year. Segment DE was R$16.6 million in the 2Q’24 YTD, a decrease of 12% when compared to the 2Q’23 YTD Pro Forma¹, that posted higher contributions from FRE. ▪ Total AUM of R$24.8 billion, down 6% year - over - year.

41 We have an established and widely recognized public equities platform PUBLIC EQUITIES R$9 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls. Mosaico Strategy – R$5.9bn AUM (62%) Dividends – R$3.0bn AUM (32%) Total Return – R$0.5bn AUM (5%) The Mosaico strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our flagship strategy, Vinci Mosaico, seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the Mosaico strategy . The Dividends strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos, that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . The Total Return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors .

42 Public Equities ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD PF¹ ∆ YoY (%) 2 Q' 24 1 Q' 24 2Q'23 PF¹ (R$ thousands, unless mentioned) (5)% 27 , 726 29 , 061 (5)% 13 , 762 13 , 964 14 , 433 Net revenue from management fees N / A – – N / A – – – Net revenue from advisory fees (5)% 27 , 726 29 , 061 (5)% 13 , 762 13 , 964 14 , 433 Total Fee Related Revenues (6)% ( 1 , 723) ( 1 , 837) (8)% (834) (889) (906) Segment personnel expenses 23% (819) (668) 23% (475) (344) (388) Other G&A expenses (4)% ( 6 , 272) ( 6 , 554) 3% ( 3 , 382) ( 2 , 890) ( 3 , 295) Corporate center expenses 2% ( 4 , 270) ( 4 , 178) 8% ( 2 , 267) ( 2 , 004) ( 2 , 104) Bonus compensation related to management and advisory (1)% ( 13 , 084) ( 13 , 237) 4% ( 6 , 958) ( 6 , 126) ( 6 , 693) Total Fee Related Expenses (7)% 14 , 642 15 , 824 (12)% 6 , 804 7 , 838 7 , 740 FEE RELATED EARNINGS (FRE) 52 . 8% 54 . 5% 49 . 4% 56 . 1% 53 . 6% FRE Margin (%) (49)% 3 , 935 7 , 673 (74)% 1 , 679 2 , 257 6 , 507 Net revenue from performance fees (49)% 3 , 935 7 , 673 (74)% 1 , 679 2 , 257 6 , 507 Realized performance fees N/A – – N/A – – – Unrealized performance fees (54)% ( 1 , 751) ( 3 , 805) (78)% (749) ( 1 , 001) ( 3 , 390) Performance based compensation (44)% 2 , 184 3 , 868 (70)% 929 1 , 255 3 , 117 PERFORMANCE RELATED EARNINGS (PRE) 55 . 5% 50 . 4% 55 . 3% 55 . 6% 47 . 9% PRE Margin (%) N / A – – N / A – – – ( - ) Unrealized performance fees N / A – – N / A – – – (+) Unrealized performance compensation (15)% 16 , 826 19 , 691 (29)% 7 , 733 9 , 093 10 , 856 SEGMENT DISTRIBUTABLE EARNINGS 4% 53 . 1% 53 . 6% 50 . 1% 56 . 1% 51 . 8% Segment DE Margin (%) 9 , 463 9 , 115 4% 9 , 463 9 , 910 9 , 115 ASSETS UNDER MANAGEMENT (AUM R$million) 4% 9 , 426 9 , 066 4% 9 , 426 9 , 859 9 , 066 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 0 . 61% 0 . 75% 0 . 61% 0 . 60% 0 . 75% AVERAGE MANAGEMENT FEE RATE (%) R$9 bn AUM Mosaico Strategy 62% Dividends Strategy 32% Total Return 5% 1 % Public Equities' AUM Others ▪ Fee related earnings (FRE) of R$6.8 million in the quarter, down 12% year - over - year. FRE was R$14.6 million in the 2Q’24 YTD, a decrease of 7% compared to the 2Q’23 YTD Pro Forma¹. ▪ Segment Distributable Earnings of R$7.7 million in the quarter, down 29% year - over - year. Segment Distributable Earnings was R$16.8 million in the 2Q’24 YTD, a decrease of 15% when compared to the 2Q’23 YTD Pro Forma¹. ▪ Total AUM of R$9.4 billion in the quarter, up 4% year - over - year.

We have a leading corporate advisory business

CORPORATE ADVISORY



About our Corporate Advisory team

Our corporate advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies.

We believe our corporate advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients.

About the Services provided

The Corporate Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

Merges and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports.

Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring, market/investor communication, issuing of debt titles and special situation transactions.

Outstanding position in the Brazilian market

Vinci Corporate Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as:

Leaders League Ranking: Ranked as Leading Independent M&A Advisor in Brazil in 2021, 2022, 2023 and 2024

#1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg (2011 – 2023)

The M&A Atlas Awards (Middle Market): Ranked as the Best Investment Bank in Brazil in 2019, 2020 and 2023

Trinity Sale of Distributed Generation ("DG") assets to Brookfield Brookfield	QI TECH Strategic Acquisition of Singulare, leading administrator and custodian of FIDCs; Capitalizations by GIC and General Atlantic with over R$ 1 billion raised	Rede D'Or São Luiz / SulAmérica Preparation of the *fairness opinion* in the context of the merger with SulAmérica
espaçolaser depilação Full advisory throughout the listing of its shares in the company's Initial Public Offering (IPO)	BEMOBI Strategic Acquisitions of Tiaxa, M4U, 7AZ, Agenda Edu and Nomoware	ILLIAN Investment agreement for a project development with Acelen and Perfin acelen / PERFIN

VINCI partners 43

44 Corporate Advisory ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2 Q' 24 1 Q' 24 2 Q' 23 (R$ thousands, unless mentioned) N / A – – N / A – – – Net revenue from management fees 3% 18 , 557 17 , 954 (36)% 8 , 760 9 , 797 13 , 768 Net revenue from advisory fees 3% 18 , 557 17 , 954 (36)% 8 , 760 9 , 797 13 , 768 Total Fee Related Revenues 17% ( 1 , 162) (996) 16% (609) (553) (525) Segment personnel expenses 44% (455) (315) 18% (285) (170) (241) Other G&A expenses 4% ( 2 , 342) ( 2 , 251) 15% ( 1 , 287) ( 1 , 054) ( 1 , 120) Corporate center expenses 2% ( 5 , 861) ( 5 , 758) (42)% ( 2 , 768) ( 3 , 093) ( 4 , 735) Bonus compensation related to management and advisory 5% ( 9 , 820) ( 9 , 320) (25)% ( 4 , 949) ( 4 , 870) ( 6 , 622) Total Fee Related Expenses 1% 8 , 737 8 , 634 (47)% 3 , 810 4 , 926 7 , 146 FEE RELATED EARNINGS (FRE) 47 . 1% 48 . 1% 43 . 5% 50 . 3% 51 . 9% FRE Margin (%) 1% 8 , 737 8 , 634 (47)% 3 , 810 4 , 926 7 , 146 SEGMENT DISTRIBUTABLE EARNINGS 47 . 1% 48 . 1% 43 . 5% 50 . 3% 51 . 9% Segment DE Margin (%) ▪ Fee related earnings (FRE) of R$3.8 million in the quarter. ▪ FRE was R$8.7 million in the 2Q’24 YTD, posting a 1% increase comparing to the 2Q’23 YTD.

45 Retirement Services ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2 Q' 24 1 Q' 24 2 Q' 23 (R$ thousands, unless mentioned) 3 , 679% 334 9 1 , 901% 175 158 9 Net revenue from management fees N / A – – N / A – – – Net revenue from advisory fees 3 , 679% 334 9 1 , 901% 175 158 9 Total Fee Related Revenues 44% ( 1 , 222) (851) 54% (661) (561) (429) Segment personnel expenses 188% ( 3 , 418) ( 1 , 188) 121% ( 1 , 799) ( 1 , 618) (814) Other G&A expenses 3% (234) (227) 15% (129) (105) (112) Corporate center expenses 42% ( 1 , 843) ( 1 , 300) 60% ( 1 , 122) (721) (703) Bonus compensation related to management and advisory 88% ( 6 , 717) ( 3 , 566) 80% ( 3 , 712) ( 3 , 006) ( 2 , 058) Total Fee Related Expenses 79% ( 6 , 384) ( 3 , 558) 73% ( 3 , 537) ( 2 , 847) ( 2 , 049) FEE RELATED EARNINGS (FRE) N/A N/A N/A N/A N/A FRE Margin (%) N / A – – N / A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N / A – – N / A – – – Performance based compensation N/ A – – N/ A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) N / A – – N / A – – – ( - ) Unrealized performance fees N / A – – N / A – – – (+) Unrealized performance compensation 79% ( 6 , 384) ( 3 , 558) 73% ( 3 , 537) ( 2 , 847) ( 2 , 049) SEGMENT DISTRIBUTABLE EARNINGS 1 , 460 % N/A N/A N/A N/A N/A Segment DE Margin (%) 241 15 1 , 460% 241 147 15 ASSETS UNDER MANAGEMENT (AUM R$million) 0 . 39% 0 . 42% 0 . 39% 0 . 58% 0 . 42% AVERAGE MANAGEMENT FEE RATE (%) ▪ VRS reached R$ 241.4 million in AUM by the end of the second quarter. We are experiencing a pickup in flows for VRS following the launch of the MIO platform. ▪ Fee Related Earnings (FRE) of negative R$3.5 million in the quarter. FRE was negative R$6.4 million in the 2Q’24 YTD.

Appendix – III Financial Statements

47 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our corporate advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our Public Equities and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. D i s tri bu t a b le Earnings (DE) ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

48 See notes and definitions at end of document Financials - Income Statement ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2 Q ' 2 4 1 Q ' 2 4 2 Q ' 2 3 (R$ thousands, unless mentioned) REVENUES 12% 210 , 5 8 9 188 , 6 4 6 23% 114 , 1 3 4 96 , 45 5 92 , 76 9 Net revenue from management fees (38)% 7 , 88 6 12 , 72 8 (48)% 5 , 61 3 2 , 27 3 10 , 76 5 Net revenue from performance fees (11)% 11 , 36 9 12 , 72 8 (16)% 9 , 09 6 2 , 27 3 10 , 76 5 Realized performance fees N /A ( 3 , 483 ) – N /A ( 3 , 483 ) – – Unrealized performance fees 18% 21 , 84 0 18 , 51 8 (18)% 11 , 48 1 10 , 35 9 14 , 05 0 Net revenue from advisory 9% 240 , 3 1 5 219 , 8 9 2 12% 131 , 2 2 8 109 , 0 8 7 117 , 5 8 4 Total net revenues from services rendered EXPENSES 8% ( 42 , 12 8 ) ( 39 , 11 1 ) 11% ( 23 , 38 0 ) ( 18 , 74 8 ) ( 21 , 04 9 ) Bonus related to management and advisory (42)% ( 3 , 512 ) ( 6 , 101 ) (53)% ( 2 , 503 ) ( 1 , 009 ) ( 5 , 368 ) Performance based compensation (22)% ( 4 , 745 ) ( 6 , 101 ) (30)% ( 3 , 736 ) ( 1 , 009 ) ( 5 , 368 ) Realized N /A 1 , 23 3 – N /A 1 , 23 3 – – Unrealized 1% ( 45 , 64 0 ) ( 45 , 21 2 ) (2)% ( 25 , 88 3 ) ( 19 , 75 7 ) ( 26 , 41 7 ) Total compensation and benefits 1% ( 14 , 89 3 ) ( 14 , 74 1 ) (0)% ( 7 , 556 ) ( 7 , 337 ) ( 7 , 577 ) Segment personnel expenses 53% ( 13 , 02 1 ) ( 8 , 494 ) 39% ( 7 , 025 ) ( 5 , 996 ) ( 5 , 036 ) Other general and administrative expenses 4% ( 46 , 83 7 ) ( 45 , 01 6 ) 15% ( 25 , 75 0 ) ( 21 , 08 7 ) ( 22 , 41 0 ) Corporate center expenses 6% ( 120 , 3 9 1 ) ( 113 , 4 6 2 ) 8% ( 66 , 21 4 ) ( 54 , 17 7 ) ( 61 , 43 9 ) Total expenses 13% 119 , 9 2 4 106 , 4 3 0 16% 65 , 01 4 54 , 91 0 56 , 14 5 Operating profit OTHER ITEMS 23% 17 , 75 9 14 , 45 1 (88)% 4 , 25 0 13 , 50 9 34 , 65 1 GP Investment income 67% 16 , 78 5 10 , 06 0 196% 12 , 37 9 4 , 40 6 4 , 17 9 Realized gain from GP investment income (78)% 97 5 4 , 39 1 N /A ( 8 , 128 ) 9 , 10 3 30 , 47 2 Unrealized gain from GP investment income (53)% 23 , 78 3 50 , 27 2 (62)% 11 , 42 1 12 , 36 2 30 , 18 3 Financial income (53)% 23 , 78 3 50 , 27 2 (62)% 11 , 42 1 12 , 36 2 30 , 18 3 Realized gain from financial income N /A – 0 N /A – – 0 Unrealized gain from financial income (17)% ( 4 , 292 ) ( 5 , 148 ) (18)% ( 2 , 076 ) ( 2 , 216 ) ( 2 , 517 ) Leasing expenses 217% ( 36 , 24 1 ) ( 11 , 42 2 ) 84% ( 21 , 24 9 ) ( 14 , 99 2 ) ( 11 , 57 3 ) Other items¹ 111% ( 11 , 80 8 ) ( 5 , 600 ) 62% ( 5 , 660 ) ( 6 , 148 ) ( 3 , 493 ) Share Based Plan N /A ( 13 , 00 7 ) – N /A ( 11 , 67 4 ) ( 1 , 333 ) – Non - operational expenses² N/A ( 23 , 80 6 ) 42 , 55 3 N/A ( 24 , 98 8 ) 1 , 18 2 47 , 25 1 Total Other Items (35)% 96 , 11 8 148 , 9 8 3 (61)% 40 , 02 6 56 , 09 2 103 , 3 9 6 Profit before income taxes (11)% ( 22 , 06 3 ) ( 24 , 72 5 ) (1)% ( 11 , 67 9 ) ( 10 , 38 4 ) ( 11 , 84 4 ) ( - ) Income taxes ³ (40)% 74 , 05 5 124 , 2 5 8 (69)% 28 , 34 7 45 , 70 8 91 , 55 2 NET INCOME N /A 12 , 91 2 – N /A 11 , 60 4 1 , 30 8 – (+) Non - operational expenses² including income tax related to realized expense 260% 7 , 66 9 2 , 13 0 (19)% 3 , 87 0 3 , 79 9 4 , 80 4 ( - ) Contingent consideration adjustment related to acquisitions 4 (25)% 94 , 63 6 126 , 3 8 8 (55)% 43 , 82 1 50 , 81 5 96 , 35 6 ADJUSTED NET INCOME

49 Financials - Non - GAAP Reconciliation 2Q'24 YTD 2Q'23 YTD 2 Q ' 2 4 1 Q ' 2 4 2 Q ' 2 3 (R$ thousands, unless mentioned) 119 , 9 2 4 106 , 4 3 0 65 , 01 4 54 , 91 0 56 , 14 5 OPERATING PROFIT ( 11 , 36 9 ) ( 12 , 72 8 ) ( 9 , 096 ) ( 2 , 273 ) ( 10 , 76 5 ) ( - ) Net revenue from realized performance fees 3 , 48 3 – 3 , 48 3 – – ( - ) Net revenue from unrealized performance fees 3 , 51 2 6 , 10 1 2 , 50 3 1 , 00 9 5 , 36 8 (+) Compensation allocated in relation to performance fees 115 , 5 5 0 99 , 80 3 61 , 90 4 53 , 64 6 50 , 74 8 FEE RELATED EARNINGS (FRE) 119 , 9 2 4 106 , 4 3 0 65 , 01 4 54 , 91 0 56 , 14 5 OPERATING PROFIT ( 210 , 5 8 9 ) ( 188 , 6 4 6 ) ( 114 , 1 3 4 ) ( 96 , 45 5 ) ( 92 , 76 9 ) ( - ) Net revenue from management fees ( 21 , 84 0 ) ( 18 , 51 8 ) ( 11 , 48 1 ) ( 10 , 35 9 ) ( 14 , 05 0 ) ( - ) Net revenue from advisory 42 , 12 8 39 , 11 1 23 , 38 0 18 , 74 8 21 , 04 9 (+) Bonus related to management and advisory 14 , 89 3 14 , 74 1 7 , 55 6 7 , 33 7 7 , 57 7 (+) Personnel expenses 13 , 02 1 8 , 49 4 7 , 02 5 5 , 99 6 5 , 03 6 (+) Other general and administrative expenses 46 , 83 7 45 , 01 6 25 , 75 0 21 , 08 7 22 , 41 0 (+) Corporate center expenses 4 , 37 4 6 , 62 7 3 , 11 0 1 , 26 4 5 , 39 7 PERFORMANCE RELATED EARNINGS (PRE) 119 , 9 2 4 106 , 4 3 0 65 , 01 4 54 , 91 0 56 , 14 5 OPERATING PROFIT 3 , 48 3 – 3 , 48 3 – – ( - ) Net revenue from unrealized performance fees ( 1 , 233 ) – ( 1 , 233 ) – – (+) Compensation allocated in relation to unrealized performance fees 16 , 78 5 10 , 06 0 12 , 37 9 4 , 40 6 4 , 17 9 (+) Realized gain from GP investment income 138 , 9 5 9 116 , 4 9 0 79 , 64 3 59 , 31 6 60 , 32 4 SEGMENT DISTRIBUTABLE EARNINGS 74 , 05 5 124 , 2 5 8 28 , 34 7 45 , 70 8 91 , 55 2 NET INCOME 3 , 48 3 – 3 , 48 3 – – ( - ) Net revenue from unrealized performance fees (401) – (401) – – (+) Income tax from unrealized performance fees ( 1 , 233 ) – ( 1 , 233 ) – – (+) Compensation allocated in relation to unrealized performance fees (975) ( 4 , 391 ) 8 , 12 8 ( 9 , 103 ) ( 30 , 47 2 ) ( - ) Unrealized gain from GP investment income (704) 1 0 (987) 28 3 1 0 (+) Income tax on unrealized gain from GP investment income 0 (0) 0 – (0) ( - ) Unrealized gain from financial income – – – – – ( - ) Income tax on unrealized gain from financial income 7 , 66 9 2 , 13 0 3 , 87 0 3 , 79 9 4 , 80 4 ( - ) Contingent consideration (earn - out) gain (loss), after - tax 3 , 76 4 3 , 80 6 1 , 87 3 1 , 89 1 2 , 02 8 (+) Depreciation and amortization 9 , 67 7 4 , 35 5 3 , 52 9 6 , 14 8 2 , 24 8 (+) Share Based Plan (241) 20 7 18 8 (429) 19 9 ( - ) Income Taxes on Share Based Plan 12 , 91 2 – 11 , 60 4 1 , 30 8 – (+) Non - operational expenses including income tax related to realized expense 108 , 0 0 6 130 , 3 7 5 58 , 40 1 49 , 60 5 70 , 36 9 ADJUSTED DISTRIBUTABLE EARNINGS 240 , 3 1 5 219 , 8 9 2 131 , 2 2 8 109 , 0 8 7 117 , 5 8 4 TOTAL NET REVENUE FROM SERVICES RENDERED ( 11 , 36 9 ) ( 12 , 72 8 ) ( 9 , 096 ) ( 2 , 273 ) ( 10 , 76 5 ) ( - ) Net revenue from realized performance fees 3 , 48 3 – 3 , 48 3 – – ( - ) Net revenue from unrealized performance fees 232 , 4 2 9 207 , 1 6 4 125 , 6 1 5 106 , 8 1 4 106 , 8 1 9 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY

50 2Q'24 YTD 2Q'23 YTD 2 Q ' 24 2 Q ' 23 (R$ thousands, unless mentioned) 96 , 118 148 , 983 40 , 026 103 , 396 Profit (loss) before income taxes 34% 34% 34% 34% Combined statutory income taxes rate - % ( 32 , 680) ( 50 , 654) ( 13 , 609) ( 35 , 154) Income tax benefit (Expense) at statutory rates Reconciliation adjustments: (99) (64) - (2) Expenses not deductible 146 42 109 7 Tax benefits (685) (253) (347) (224) Share based payments ( 2 , 206) - ( 1 , 288) - Tax loss 13 , 401 26 , 072 3 , 420 23 , 410 Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 60 132 36 119 Other additions (exclusions), net ( 22 , 063) ( 24 , 725) ( 11 , 679) ( 11 , 844) Income taxes expenses ( 27 , 059) ( 27 , 122) ( 14 , 188) ( 14 , 605) Current 4 , 996 2 , 397 2 , 509 2 , 761 Deferred 23% 17% 29% 11% Effective tax rate Notes: ¹Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal y ear may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference be tween the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Effective tax rate reconciliation

51 General and Administrative Expenses 17 .8 21 .1 5 .4 8 .7 2 .0 3 .2 3 .2 2Q’24 (R$mm) 2Q’23 (R$mm) Lease and c ondominium O th e r P e rs onn e l Bonus related to Mgmt. and Adv. fees Performance based c omp e n s a tion Third party expenses D &A R$66.2 mm P e rs onn e l Bonus related to Mgmt. and Adv. fees Performance based c omp e n s a tion Third party expenses D &A Lease and c ondominium O th e r R$61.4 mm + 7.8% 18 .1 23 .4 2 .5 11 .1 3 .3 3 .0 4 .8

52 06 / 28 / 202 4 03 / 28 / 2024 Liabilities and equity Current liabilities 1 , 495 348 Trade payables – 10 , 419 Deferred Revenue 24 , 919 25 , 104 Leases 6 , 276 6 , 052 Accounts payable 55 , 721 27 , 325 Labor and social security obligations 76 , 346 78 , 138 Loans and Financing 22 , 780 18 , 618 Taxes and contributions payable 187 , 537 166 , 004 Total current liabilities Non - current liabilities 38 , 738 43 , 188 Leases 6 , 457 6 , 784 Labor and social security obligations 652 , 493 554 , 452 Loans and Financing 3 , 926 4 , 303 Deferred taxes 229 , 896 144 , 782 Retirement plans liabilities 931 , 510 753 , 509 1 , 119 , 047 919 , 513 Total liabilities Equity 15 15 Share capital 1 , 405 , 559 1 , 408 , 438 Additional paid - in capital ( 201 , 748) ( 201 , 165) Treasury shares 87 , 185 104 , 244 Retained Earnings 44 , 440 37 , 185 Other reserves 1 , 335 , 451 1 , 348 , 717 843 1 , 415 Non - controlling interests in the equity of subsidiaries 1 , 336 , 294 1 , 350 , 132 Total equity 2 , 455 , 341 2 , 269 , 645 Total liabilities and equity 06 / 28 / 2024 03 / 28 / 2024 Assets Current assets 592 , 308 531 , 988 Cash and cash equivalents 45 , 831 45 , 738 Cash and bank deposits 120 , 084 85 , 649 Financial instruments at fair value through profit or loss 426 , 393 400 , 601 Financial instruments at amortized cost 1 , 307 , 884 1 , 221 , 642 Financial instruments at fair value through profit or loss 71 , 496 89 , 701 Trade receivables 3 , 368 3 , 601 Sub - leases receivable 3 , 775 1 , 630 Taxes recoverable 24 , 249 25 , 169 Other assets 2 , 003 , 080 1 , 873 , 731 Total current assets Non - current assets 74 , 679 57 , 965 Financial instruments at fair value through profit or loss 14 , 108 16 , 412 Trade receivables 456 1 , 079 Sub - leases receivable 1 , 930 1 , 139 Taxes recoverable 18 , 732 16 , 395 Deferred taxes 27 , 353 19 , 556 Other receivables 137 , 258 112 , 546 11 , 638 11 , 924 Property and equipment 53 , 515 55 , 917 Right of use - Leases 249 , 850 215 , 527 Intangible assets 452 , 261 395 , 914 Total non - current assets 2 , 455 , 341 2 , 269 , 645 Total Assets Balance Sheet

Supplemental Details

54 AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) – R$ millions For the Three Months Ended June 28, 2024 For the Three Months Ended June 28, 2024 For the Twelve Months Ended June 28 , 2024 For the Twelve Months Ended June 28 , 2024 Real Es t a te Cr e d i t Retirement Vinci SPS T ot a l S e rvi c e s Beginning balance 7 , 06 1 5 , 45 9 14 7 2 , 13 3 68 , 83 1 (+/ - ) Capital Subscription / (capital return) Private Public IP&S Infrastructure Equity Equities 14,417 9,910 25,756 3,947 403 – – (48) (145) 7 9 – 8 1 37 0 – (+) Capital Subscription ( - ) Capital Return 486 (83) – – (145) 132 (53) – – 174 792 (93) (422) (+) Acquisitions – – – – – (48) – – – 54 0 – – 54 0 (+/ - ) Net Inflow / (outflow) – (51) (1,294) – 8 2 11 9 9 3 – (1,052) (+/ - ) Appreciation / (depreciation) 70 4 (396) 35 3 4 5 (272) 6 4 2 2 5 52 4 End i ng B a l a nce 15 , 52 4 9 , 46 3 24 , 81 5 3 , 94 3 6 , 72 6 6 , 26 0 Fee - Earning Assets Under Management (FEAUM) – R$ millions 24 1 2 , 23 9 69 , 21 2 Real Es t a te Cr e d i t T ot a l Beginning balance 6 , 00 8 5 , 30 8 64 , 89 5 Private Public IP&S Infrastructure Equity Equities 13,511 9,115 26,398 2,431 1,031 – 544 1,349 72 3 (23) Retirement Vinci Services SPS 15 2,108 – (196) 3 , 42 8 (+/ - ) Capital Subscription / (capital return) (+) Capital Subscription ( - ) Capital Return 1 , 38 9 (359) – – 54 8 (4) 1 , 49 7 (147) 1 , 25 1 (528) 198 (221) – – 179 (375) 5,062 (1,634) (+) Acquisitions – – – – – 54 0 – – 54 0 (+/ - ) Net Inflow / (outflow) – (190) (4,234) – 14 4 11 1 22 0 – (3,950) (+/ - ) Appreciation / (depreciation) 98 3 53 9 2 , 10 7 16 3 (150) 32 4 6 32 8 4 , 29 9 Ending Balance 15 , 52 4 9 , 46 3 24 , 81 5 3 , 94 3 6 , 72 6 6 , 26 0 24 1 2 , 23 9 69 , 21 2 Real Es t a te Cr e d i t Retirement Vinci SPS T ot a l S e rvi c e s Beginning balance 7 , 06 1 5 , 45 9 14 7 2 , 13 3 65 , 27 7 (+/ - ) Capital Subscription / (capital return) Private Public IP&S Infrastructure Equity Equities 11,240 9,859 25,507 3,870 411 – – (34) (145) 7 9 – (87) 22 3 – (+) Capital Subscription ( - ) Capital Return 486 (75) – – (145) 132 (53) – – 6 624 (93) (401) (+) Acquisitions – – – – – (34) – – – 51 9 – – 51 9 (+/ - ) Net Inflow / (outflow) – (51) (1,256) – 8 2 11 9 9 3 – (1,014) (+/ - ) Appreciation / (depreciation) 73 5 (382) 35 2 6 3 (272) 6 4 2 2 5 58 7 Ending Balance 12 , 38 5 9 , 42 6 24 , 60 4 3 , 89 9 6 , 72 6 6 , 24 0 24 1 2 , 07 2 65 , 59 2 Real Es t a te Cr e d i t Retirement Vinci SPS T ot a l S e rvi c e s Beginning balance 6 , 00 8 5 , 30 8 1 5 2 , 10 8 61 , 31 0 Private Public IP&S Infrastructure Equity Equities 10,268 9,066 26,153 2,383 1,033 – 544 1,363 72 3 (23) – (364) 3 , 27 6 (+/ - ) Capital Subscription / (capital return) (+) Capital Subscription ( - ) Capital Return 1 , 33 9 (306) – – 54 8 (4) 1 , 49 7 (133) 1 , 25 1 (528) 198 (221) – – 11 4,844 (375) (1,568) (+) Acquisitions – – – – – 51 9 – – 51 9 (+/ - ) Net Inflow / (outflow) – (190) (4,190) – 14 4 11 1 22 0 – (3,905) (+/ - ) Appreciation / (depreciation) 1 , 08 4 55 1 2 , 09 7 15 3 (150) 32 4 6 32 8 4 , 39 2 Ending Balance 12 , 38 5 9 , 42 6 24 , 60 4 3 , 89 9 6 , 72 6 6 , 24 0 24 1 2 , 07 2 65 , 59 2

55 24 M 12 M YTD 2 Q ' 24 Benchmark 25 . 7% 4 . 9% (7.7)% ( 3 . 3 )% IBOV 5 26 . 8% 11 . 7% 5.2% 2 . 5 % CDI 4 19 . 3% 8 . 2% 3.3% 1 . 2 % IMA - B 5 7 21 . 3% 10 . 2% 5.7% 2 . 6 % IPCA 6 + Yield IMA - B 7 7 . 5% 4 . 2% 2.5% 1 . 1 % IPCA 6 19 . 7% 6 . 1% 1.1% ( 1 . 8 )% IFIX 8 See notes and definitions at end of document Investment records – IP&S, Liquid Strategies, Private Credit and Listed Funds Index Rate Market Comparison 24 M 12 M YTD 2Q'24 NAV¹ (R$ millions) S e g me nt Fund C D I 7 C D I 7 23 . 9% 8.7% 3 . 6% 1.6% 195 .5 I P & S Vinci Multiestratégia FIM C D I 7 C D I 7 14 . 6% 5.4% 1 . 5% 0.5% 321 .1 I P & S Atlas Strategy² IPCA 5 + Yield IMA - B¹⁰ IPCA⁹ + Yield IMA - B¹⁰ 28 . 6% 2.7% ( 6 . 0 )% (2.9)% 366 .4 Public Equities Vinci Total Return³ I BO V 8 I BO V 8 20 . 6% 3.4% ( 7 . 2 )% (5.6)% 936 .4 Public Equities Mosaico Strategy⁴ I BO V 8 I BO V 8 22 . 7% 4.0% ( 7 . 6 )% (4.1)% 429 .0 Public Equities Vinci Gas Dividendos FIA IMA - B 5¹² IMA - B 5¹² 18 . 2% 7.1% 3 . 3% 1.8% 1 , 245 .3 I P & S Vinci Valorem FIM⁵ - I P C A ⁹ 17 . 8% 7.2% 3 . 3% 1.7% 1 , 752 .5 I P & S Equilibrio Strategy⁶ I MA - B ¹ ⁰ I MA - B ¹ ⁰ 19 . 0% 5.6% 4 . 0% 3.6% 162 .5 I P & S Vinci Retorno Real FIM IPCA⁹+ 6% I P C A ⁹ 19 . 8% 5.1% 0 . 6% (0.5)% 786 .4 C r e d i t Vinci Crédito Imobiliário II C D I 7 C D I 7 28 . 8% 13.9% 6 . 3% 3.0% 73 .4 C r e d i t Vinci Crédito Estruturado Multiestrategia Plus FIC FIM IPCA⁹+ 6% I P C A ⁹ 17 . 2% 7.6% 2 . 2% (0.3)% 581 .6 C r e d i t Vinci Energia Sustentável IPCA⁹ + 5% C D I 7 19 . 8% 10.8% 4 . 4% 1.6% 369 .4 C r e d i t Vinci Crédito Multiestratégia IPCA⁹ + 6% I F IX ¹ ¹ 39 . 7% 8.0% ( 5 . 2 )% (2.7)% 3 , 354 .2 Real Estate (listed REIT) VISC11 IPCA⁹ + 6% I F IX ¹ ¹ 2 . 9% (18.6)% ( 12 . 5 ) % (8.5)% 1 , 252 .9 Real Estate (listed REIT) VILG11 IPCA⁹ + 6% I F IX ¹ ¹ ( 5 . 5 )% (18.6)% ( 4 . 1 )% (7.7)% 574 .8 Real Estate (listed REIT) VINO11 I F IX ¹ ¹ I F IX ¹ ¹ 44 . 4% 11.4% ( 1 . 6 )% (0.2)% 64 .9 Real Estate (listed REIT) VIFI11 IPCA⁹ + 6% I F IX ¹ ¹ 16 . 1% (11.7)% ( 16 . 3 ) % (10.6)% 178 .9 Real Estate (listed REIT) VIUR11 IPCA⁹ + X% I F IX ¹ ¹ - 13.8% 4 . 8% 5.1% 153 .3 Real Estate (listed REIT) VCRI11 CDI 7 + 1% I F IX ¹ ¹ - 0.4% 0 . 3% 0.1% 376 .1 Real Estate (REIT) VICA11 I F IX ¹ ¹ I F IX ¹ ¹ 23 . 4% 7.4% 1 . 2% (1.0)% 58 .9 Real Estate (REIT) VINCI FOF IMOBILIARIO FIM CP - - 24 . 2% (0.8)% ( 8 . 7 )% (3.3)% 572 .5 Infrastructure (listed) VIGT11

56 Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value U n r ea li ze d Realized or Invested Capital Committed Capital Vintage year S e g me nt Fund Partially Realized (U SD) (B RL) (U SD) (B RL) ( R $mm ) ( R $mm ) ( R $mm ) ( R $mm ) ( R $ mm) 77 . 2% 71 . 5% 4 . 0 x 4 . 3 x 5 , 20 2 13 7 5 , 06 5 1 , 20 6 1 , 41 5 200 4 Private Equity Fund 1 1 . 4% 10 . 0% 1 . 1 x 2 . 0 x 4 , 19 7 2 , 27 4 1 , 92 3 2 , 06 3 2 , 20 0 201 1 Private Equity VCP II 29 . 8% 33 . 0% 2 . 0 x 2 . 1 x 5 , 02 9 4 , 97 5 5 4 2 , 34 2 4 , 00 0 201 8 Private Equity VCP III – – 1 . 6 x 1 . 6 x 45 5 45 5 – 32 9 2 , 69 1 202 2 Private Equity VCP IV 70 . 2% 64 . 6% 2 . 2 x 2 . 5 x 14 , 88 2 7 , 84 1 7 , 04 1 5 , 94 0 10 , 30 6 Private Equity VCP Strategy² 30 . 5% 22 . 0% 2 . 6 x 2 . 1 x 2 6 – 2 6 1 3 3 6 200 3 Private Equity NE Empreendedor³ 14 . 2% 20 . 2% 1 . 6 x 1 . 9 x 25 7 16 3 9 5 13 5 24 0 201 7 Private Equity Nordeste III 31 . 5% 25 . 4% 1 . 4 x 1 . 4 x 57 6 42 2 15 4 42 4 1 , 00 0 202 0 Private Equity VIR IV 28 . 2% 22 . 2% 1 . 5 x 1 . 5 x 85 9 58 5 27 5 57 1 1 , 27 6 Private Equity VIR Strategy⁴ 19 . 1% 26 . 1% 1 . 6 x 1 . 8 x 34 6 8 4 26 1 19 1 12 8 201 8 Special Situations SPS I 23 . 9% 24 . 2% 1 . 5 x 1 . 5 x 1 , 53 2 65 1 88 1 1 , 00 6 67 1 202 0 Special Situations SPS II 23 . 8% 31 . 1% 1 . 2 x 1 . 3 x 1 , 21 8 1 , 10 0 11 8 91 7 1 , 07 1 202 1 Special Situations SPS III 22 . 8% 26 . 0% 1 . 4 x 1 . 5 x 3 , 09 6 1 , 83 6 1 , 26 1 2 , 11 5 1 , 87 0 Special Situations SPS Strategy⁵ 42 . 7% 57 . 5% 2 . 7 x 3 . 6 x 37 7 11 6 26 1 10 4 21 1 201 7 I n f r a s t r u ct u re FIP Transmissão⁶ 25 . 3% 24 . 0% 1 . 4 x 1 . 3 x 40 9 40 9 – 35 0 38 6 202 1 I n f r a s t r u ct u re VIAS⁷ – – – – – – – – 1 , 56 6 202 2 I n f r a s t r u ct u re VICC⁸ 6 . 1% 13 . 2% 1 . 1 x 1 . 2 x 32 0 30 5 1 4 27 2 42 2 202 1 Real Estate VFDL⁹ NM NM 1 . 2 x 1 . 2 x 74 0 74 0 – 68 8 1 , 58 3 202 2 C r e d i t Vinci Credit Infra¹⁰ See notes and definitions at end of document Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds

57 Notes: ¹US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.6528, as of August 06, 2024, when dividends were approved by our Board of Directors; ²Per Share calculations are based on end of period Participating Common Shares; ³Actual dividends per common share are calculated considering the share count as of the applicable record date. Shareholder Dividends 2 Q ' 24 1 Q ' 24 4 Q ' 23 3 Q ' 23 2 Q ' 23 1 Q ' 23 4 Q ' 22 3 Q ' 22 ($ in thousands) 58 , 401 49 , 605 63 , 641 51 , 820 70 , 369 60 , 006 55 , 792 73 , 195 Adjusted Distributable Earnings (R$) 10 , 331 9 , 801 12 , 829 10 , 647 14 , 290 11 , 994 10 , 618 14 , 350 Adjusted Distributable Earnings (US$)¹ 0 . 19 0 . 18 0 . 24 0 . 20 0 . 26 0 . 22 0 . 19 0 . 26 Adjusted DE per Common Share (US$)² 0 . 17 0 . 17 0 . 20 0 . 17 0 . 20 0 . 16 0 . 17 0 . 20 Actual Dividend per Common Share³ August 21, 2024 May 23, 2024 February 22, 2024 November 22, 2023 August 24, 2023 May 25, 2023 March 01, 2023 November 23, 2022 Record Date September 05, 2024 June 07, 2024 March 07, 2024 December 07, 2023 September 08, 2023 June 09, 2023 March 15, 2023 December 08, 2022 Payable Date ▪ Vinci Partners generated R$1.10 or US$0.19¹ of Adjusted Distributable Earnings per common share for the second quarter of 2024. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of August 21, 2024; payable on September 05, 2024.

58 2 Q ' 24 1 Q ' 24 4 Q ' 23 3 Q ' 23 2 Q ' 23 1 Q ' 23 4 Q ' 22 3 Q ' 22 2 Q ' 22 VINP Shares 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 14 , 466 , 239 Class B 38 , 779 , 209 38 , 778 , 597 39 , 312 , 578 39 , 405 , 827 39 , 730 , 720 40 , 247 , 461 40 , 614 , 497 40 , 892 , 619 41 , 112 , 717 Class A¹ 53 , 245 , 448 53 , 244 , 836 53 , 778 , 817 53 , 872 , 066 54 , 196 , 959 54 , 713 , 700 55 , 080 , 736 55 , 358 , 858 55 , 578 , 956 Common Shares Notes: ¹As of June 28, 2024, Public Float was comprised of 12,248,340 Class A common shares. Share Summary ▪ Common Shares Outstanding as of quarter end of 53,245,448 shares. x Repurchased 220,135 common shares in the quarter, with an average share price of US$10.8. x Repurchased 4,311,120 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7. x As of June 28, 2024, the remaining authorization for the share repurchase plan was R$19.0 million.

59 Fair value of i n v es t m e n ts Accumulated Capital Returned/Dividends Paid Capital Returned/Dividends Paid (2Q'24) Total Capital Called 2Q'24 Capital Called Total Capital Committed 2Q'24 Commitments Segment (R$ millions, unless mentioned) 3 . 4 1 . 6 – 3 . 2 0 . 0 5 . 0 – Private Equity Nordeste III 4 . 1 – – 2 . 8 – 3 . 1 – Private Equity VCP III 6 . 4 1 . 7 – 6 . 5 0 . 9 11 . 1 – Private Equity VIR IV 41 . 8 – – 33 . 2 33 . 2 350 . 0 – Private Equity VCP IV 7 . 4 23 . 9 3 . 0 8 . 9 – 29 . 5 – Infrastructure FIP Infra Transmissão (co - investment)¹ 2 . 1 7 . 3 0 . 7 3 . 4 – 10 . 5 – Infrastructure FIP Infra Transmissão¹ 50 . 7 – – 37 . 5 – 50 . 0 – Infrastructure VIAS – – – – – 15 . 0 – Infrastructure Vinci Transporte e Logística II 19 . 1 – – 11 . 3 – 11 . 4 – Infrastructure Vinci Transporte e Logística I 0 . 0 – – 2 . 3 0 . 7 100 . 0 – Infrastructure VICC 62 . 6 – – 55 . 6 3 . 5 70 . 0 – Real Estate VFDL 44 . 7 18 . 0 1 . 4 67 . 3 – 67 . 3 – Real Estate VIUR 31 . 7 8 . 6 0 . 9 50 . 0 – 50 . 0 – Real Estate VINO 20 . 0 22 . 5 22 . 0 36 . 9 20 . 0 36 . 9 20 . 0 Real Estate Vinci FOF Imobiliário 72 . 8 24 . 1 2 . 7 80 . 0 – 80 . 0 – Real Estate/Credit VCRI 22 . 9 5 . 4 0 . 7 23 . 0 – 23 . 0 – Real Estate/Credit Vinci Crédito Agro Fiagro - Imobiliário 62 . 6 – – 56 . 9 12 . 7 100 . 0 – Credit Vinci Crédito Infra Institucional 21 . 4 1 . 4 0 . 3 17 . 7 5 . 2 50 . 0 – IP&S VSP FIM 21 . 1 – – 25 . 0 – 25 . 0 – Public Equities VINCI PIPE 51 . 5 – – 46 . 4 11 . 6 46 . 4 11 . 6 Real Estate Vinci US Real Estate 15 . 7 – – 15 . 0 – 15 . 0 – Infrastructure FDIRS 562 . 1 114 . 5 31 . 6 582 . 9 87 . 9 1 , 149 . 2 31 . 6 Total Notes: ¹The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. GP Commitment in Vinci Partners funds ▪ As of June 28, 2024, the company had R$1,149.2 million in capital commitments signed to proprietary funds. ▪ Total GP Investments marked at fair value of R$562.1 million as of June 28, 2024.

60 See notes and definitions at end of document Significant exposure to performance fee - eligible AUM R$38 bn ver its SWF m m e n t PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Status Index Rate Index type AUM R$mm Strategy/Fund Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 1 , 338 VCP III - Onshore Currently generating performance USD + 8% Preferred Return w/ Catch - Up² 4 , 098 VCP III - Offshore Within investment period ▪ Total Performance fee eligible AUM (PEAUM) of R$38.4 billion. IPCA 5 + 8% Preferred Return w/ Catch - Up² 2 , 637 Other PE Onshore Vehicles Within investment period USD + 8% Preferred Return w/ Catch - Up² 468 Other PE Offshore Vehicles Currently generating performance IPCA 5 + 8.5% Preferred Return w/ Catch - Up² 253 Nordeste III Within investment period ▪ Hurdle rate funds charge performance based on the fund’s return o IPCA 5 + 5% Preferred Return w/ Catch - Up² 151 Teman Pier Within investment period IPCA 5 + 6% Preferred Return 4 478 VIAS benchmark, generally with a high - watermark clause, except for the Within investment period IPCA 5 + 6% Preferred Return 4 151 Transportation and Logistics strategy Currently generating performance mandate in Public Equities. IPCA 5 + 8% Preferred Return 4 43 FIP Infra Transmissão Within investment period I PCA 5 Preferred Return 4 1 , 230 VICC Within investment period ▪ Within our Private Market strategies, R$9 billion in AUM comes fro H ur d le³ 1 , 024 FDIRS Currently generating performance IPCA 5 + 6% H ur d le³ 2 , 012 Listed REITs Within investment period “preferred return” funds with carried interest, that are still in invest IPCA 5 + 6% Preferred Return 4 456 VFDL Currently generating performance I F I X 9 H ur d le³ 528 FOF Strategy Within investment period period. IPCA 5 + 6% Preferred Return 4 786 VCI II Within investment period IPCA 5 + 6% Preferred Return 4 582 VES Within investment period IPCA 5 + 5% Preferred Return 4 392 VCM FIM Currently generating performance C D I 10 H ur d le³ 5 Energia FIM Within investment period IPCA 5 + 5% H ur d le³ 109 VCS Currently generating performance 19% C D I 10 H ur d le³ 335 VCE Within investment period C D I 10 Preferred Return 4 1 , 307 SPS III Within investment period IPCA 5 + 6% Preferred Return 4 87 VORE FII Currently generating performance PEAUM 1 , 344 Others Not expected to pay performance 3 , 001 Others 22 , 816 Total Private Markets Currently generating performance 59% IMAB 5 6 H ur d le³ 1 , 245 Vinci Valorem Currently generating performance 22% IBOV 7 + alpha H ur d le³ 1 , 165 Separate Mandates Currently generating performance 1 , 063 International¹ Currently generating performance IBOV 7 + alpha H ur d le³ 522 Commingled Funds Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 219 VSP Currently generating performance C D I 10 H ur d le³ 321 Atlas Strategy Currently generating performance C D I 10 H ur d le³ 195 Vinci Multiestratégia Currently generating performance 3 , 531 Others 8 , 262 Total IP&S Currently generating performance F TS E 8 H ur d le³ 4 , 854 SWF Currently generating performance Private Markets IP&S Public Equities I B OV 7 H ur d le³ 937 Mosaico Strategy Currently generating performance I B OV 7 H ur d le³ 429 Vinci Gas Dividendos Currently generating performance IPCA 5 + Yield IMAB 11 H ur d le³ 520 Vinci Total Return Currently generating performance 612 Others 7 , 352 Total Public Equities 38 , 430 PEAUM TOTAL

Notes and Definitions Notes to page 32: (1) Private Markets are comprised of REITs, Credit rights investment funds and Private Equity (excluding non - discretionary managers). (2) Others are comprised of non - discretionary Private Equity managers (79%), Offshore (10%), ETF (10%) and foreign exchange (1%). Notes to page 48: (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares convertible preferred shares. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fair value to be paid in 2027. On June 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result. Notes to page 55: (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza. (3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA. (4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA. (5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory. (6) Equilibrio Strategy incudes the IP&S Family of pension plans. (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration. 61

Notes and Definitions (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average Notes to page 56: (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 1Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 2Q’24. (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 1 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 2 Q’ 24 . (6) Track record for FIP Infra is presented as of 1 Q’ 24 . (7) Track record for VIAS is presented as of 1 Q’ 24 . (8) Total commitments for VICC are presented as of 2 Q’ 24 . (9) Track record for VFDL is presented as of 2 Q’ 24 . (10) Track record for Vinci Credit Infra is presented as of 2 Q’ 24 . Notes to page 60: (1) International mandates have several different benchmarks across its vehicles . (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. 62

63 Notes and Definitions (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

64 Notes and Definitions ▪ “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non - operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization. ▪ “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services. ▪ “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share - based payments, plus (g) income taxes on share - based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn - out) gain (loss) (after tax). ▪ “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income. ▪ “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit - sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees. ▪ “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income. ▪ “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double - charging fees on AUM across segments. Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations. ▪ Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

65 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and private credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

66 Funds/strategies’ descriptions ▪ Vinci Multiestratégia: The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos: Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian stock market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil. ▪ Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

RIO DE JANEIRO 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 SÃO PAULO 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 - 14º andar Jardim Paulistano – 01452 - 000 RIBEIRÃO PRETO 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América - 14020 - 260 RECIFE 55 81 3204 6811 Av. República do Líbano, 251 - sala 301 Torre A – Pina – 51110 - 160 NEW YORK 1 646 559 8000 780 Third Avenue, 25 th Floor 10017